Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.

Commission File No.: 333-248568

On October 16, 2020, the following email was sent to employees of Livongo Health, Inc.

Subject: Leadership Announcement and Next Steps

Team,

We would like to follow-up on Jason’s message and congratulate the Livongo team leaders who will be joining the leadership team after the Livongo-Teladoc merger is completed later this month. We are pleased to announce the following Livongo leaders are continuing their great work in the following roles:

•	Bruce Brandes, SVP, Consumer Centric Care

•	Arnnon Geshuri, Chief Human Resources Officer

•	Karl Greiter, SVP, Operations

•	Amar Kendale, Chief Product Officer

•	Leslie Krigstein, VP, Government Affairs

•	Steve Lalonde, Chief Sales Innovation Officer

•	Anmol Madan, Chief Data Scientist

•	Whitney Mirro, SVP, Clinical Services

•	Aaryn Pure, SVP, Solution Sales

•	Michael Rolla, SVP, Employer Market

•	Dr. Bimal Shah, Chief Medical Officer, Product & Analytics

•	Matt Sopcich, SVP, General Manager, Behavioral Health

•	Michael Sturmer, SVP, Health Plan Market

Dave Engberg will be taking a special role of Technology Fellow and Head of Livongo Engineering, advising the team and participating in our search for our next leader in this area.

Additionally, going forward five members of the existing Livongo Board of Directors will be joining the Teladoc Board of Directors including Glen Tullman to continue their guidance and provide strategic input.

The newly combined senior leadership structure will enable us to become the clear global leader in the delivery consumer centric virtual care. We want to add to Jason’s enthusiasm that this team along with their new Teladoc colleagues will make a substantial impact on our company’s success and strengthen the health and care experience of our Members, clients, and communities around the world.

Just as we are announcing the go-forward team today, we want to acknowledge with deep appreciation and thanks our leaders who will not be part of the go-forward entity. It’s not uncommon that in a merger of this size, there is duplication at the top . . . you only need one Chief Executive Officer, President, Chief Financial Officer, Chief Commercial Officer, Chief

Marketing Officer, General Counsel and SVP of Business Development . . . a lot of Chiefs already as our own Board used to say! Looking back, each took a chance on Livongo and signed on to a company with a mission to empower people with chronic conditions to live better and healthier lives. They lived our values, intensely focused on what was most important at any given time and accelerated the Company on this incredible and history-making journey. Although they will not be here as we enter a new stage, their legacy will continue to be a part of who we are and who we will become. Below is a brief statement from our leaders in their own words:

Jim Pursley: When Glen and Lee approached me about the idea behind Livongo in the Fall of 2013, I didn’t fully appreciate what the journey would entail. The last seven years have been full of long days, formidable challenges, and a lot of airline miles. They have also been full of wonderful memories, enduring friendships, and the abiding satisfaction that together, we built a company that has touched millions of people, helping them to live better and healthier lives. For that opportunity and countless more, I am profoundly grateful. Thank you. As you enter this next exciting chapter, I would encourage everyone to keep focused on our members and our clients. There are a lot of distractions that can take your eyes off our mission. Don’t let them. Remember, there are still millions of people around the globe that need you to succeed and are cheering you on…and they don’t even know you exist yet. Here’s to the belief that better is possible.

Erica Palsis: When people ask me what I love the most about Livongo, the answer brings a grin to my face – it is the people and our passion in creating a better healthcare experience for our Members. Everyone at Livongo truly wants to be at Livongo and works hard to further our mission. Over the last 3.5 years, I’ve experienced Livongo grow from a 100 person company with 30,000 Livongo Members to the 900 person company it is today with over 500,000 Livongo Members. Every one of you put in the hard work, which sometimes came in the form of early mornings, late nights, and weekend hours, to drive that success. What we’ve done together in such a short period of time is unprecedented. And what we’ve had at Livongo, and will continue to have at Teladoc, is special – it is a community, a family, where we’ve formed many, many friendships, had deep belly laughs, and made great memories. While I will miss Livongo dearly, I’m excited for the combined company’s future and I will be watching you all do amazing things.

Courtnee LeClaire: My two years with Livongo have been an extraordinary trek full of hard work, meaning and purpose. When I first met Glen, his passion and mission was effusive, I knew I had to be part of this incredible journey. What I didn’t expect were the huge strides we accomplished in such a short amount of time: adding new conditions to our product offering, more than doubling the number of Members we serve, taking the company through one of the largest digital health care public offerings ever and then merging with Teladoc to become the largest virtual care company in history. These accomplishments are a direct result of our people, shared passion and purpose.

Steve Schwartz: Being part of the Livongo team has been an absolutely amazing journey for me; from the first deal with Lilly to the acquisitions of MyStrength and Retrofit, and now the partnership with Dexcom and joining with Teladoc. In my 35 years of working for companies to improve healthcare, I have never had the privilege of working with such a bright, high performing group of individuals as I have these last 4 years at Livongo. Equally exciting is to see the talent we have developed into the next generation of leaders stepping up and taking our business and member experience to a whole new level. Joining with Teladoc is an opportunity for those people and all of you to shine brighter, and enable the amazing platform we’ve built to help people around the world. I’m looking forward to the next chapter for me that will include greater focus on giving back to my community, providing guidance to young companies seeking to improve healthcare, and being present with my family especially with a new granddaughter and more grandchildren on the way. I’m planning on staying close, my phone number will stay the same so please don’t ever hesitate to reach me if you need anything. Thank you for having shared this amazing opportunity and don’t forget this is really just the beginning, millions of people with chronic conditions will be healthier because of what you do!

So What is Next? Welcome letters are being distributed to everyone at Livongo on October 16th and supports the commitment to bring the respective talent from both companies together. The merger is expected to close by the end of this month, subject to shareholder approvals and other customary closing conditions. Following completion of the merger, Teladoc Health plans to integrate the two companies using a thoughtful, phased approach. Both teams are committed to maintaining business continuity and service delivery to our Members throughout the integration process.

We will also be sending out additional communications over the next few weeks to keep you more closely informed of progress and the latest highlights.

Thank You! Thank you for building a company with a critical mission that drives each of us to care for our Members and always put them first. As we continue work on officially closing the transaction, we ask each of you to hold true to our values, stay focused on what is important, and accelerate with us on this incredible new journey. We appreciate your dedication to and the hard work entailed in creating a better system of health and care – and we are just getting started.

With gratitude,

Jenny, Lee, and Zane

JENNIFER J. SCHNEIDER, MD, MS

President

Livongo

Lee Shapiro

Chief Financial Officer

Livongo

Zane M. Burke

Chief Executive Officer

Livongo

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that the anticipated U.S. federal income tax treatment of the transaction is not obtained; litigation relating to the potential transaction that have been or could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to

Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 (File No. 333-248568) with the SEC containing a prospectus of Teladoc that also constitutes a definitive joint proxy statement of each of Teladoc and Livongo. The registration statement, as amended, was declared effective by the SEC on September 15, 2020. Each of Teladoc and Livongo commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively, on or about September 15, 2020. Teladoc and Livongo may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Livongo” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

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